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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

NOTIFICATION OF LATE FILING                             ---------------------
                                                           SEC FILE NUMBER
                                                                1-11393
                                                        ---------------------
                                                            CUSIP NUMBER
                                                        ---------------------


(Check One):
[X] Form 10-K and Form 10-KSB       [ ]  Form 20-F            [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB       [ ]  Form N-SAR

         For Period Ended:           June 30, 2000
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         [ ] Transition Report on Form 10-K
         [ ] Transition Report on Form 20-F
         [ ] Transition Report on Form 11-K
         [ ] Transition Report on Form 10-Q
         [ ] Transition Report on Form N-SAR
         For the Transition Period Ended:
                                         ---------------------------------------

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Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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          If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                       -------------------------

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Part I--Registrant Information

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         Full Name of Registrant:        ALL STAR GAS CORPORATION
                                 -----------------------------------------------

         Former Name if Applicable:      N/A
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Address of Principal Executive Office (Street and Number)

                           119 West Commercial Street
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City, State and Zip Code:

                             Lebanon, Missouri 65536
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Part II--Rules 12b-25 (b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) [ss. 23,047], the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form
        10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III--Narrative

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.
                                               (Attached Extra Sheets if Needed)

     THE FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 30, 2000 FOR THE COMPANY COULD NOT BE FILED WITHIN THE PRESCRIBED PERIOD BECAUSE THE COMPANY WAS UNABLE TO COMPLETE CERTAIN INFORMATION KEY TO FILING A TIMELY AND ACCURATE REPORT ON THE FINANCIAL CONDITION OF THE COMPANY. SUCH INABILITY COULD NOT HAVE BEEN ELIMINATED BY THE COMPANY WITHOUT UNREASONABLE EFFORT OR EXPENSE.

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Part IV--Other Information

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     (1) Name and telephone number of person to contact in regard to this notification

         Valeria Schall                              417-532-3103
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         (Name)                                   (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                              [X] Yes [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                              [X] Yes [ ] No

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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         In March 2000, the Company offered to purchase all $127.2 million of its 12 7/8 % Senior Secured Notes due 2004 (the "Senior Notes") and solicited consents for amendments of the indenture governing the Senior Notes. The offered aggregate consideration for the purchase was $100 million, or $786 per $1,000 principal amount of the Senior Notes, without any further accrual of interest. In May 2000, the Company amended and extended its offer to May 26, 2000. The amendment included the purchase, on a pro rata basis, of 60% of all Senior Notes outstanding. The offered aggregate consideration for the purchase and consent was $60 million, or $786 per $1,000 principal amount of the Senior Notes, without any accrual of interest.

         In order to obtain a portion of the funds necessary to consummate the partial tender offer, from February 2000 through May 31, 2000, the Company sold 51 of its retail service centers located throughout the United States. The total sales price for the service center dispositions was approximately $82 million. In connection with such sales, the Company recognized a gain of approximately $47,000,000, resulting in an estimated tax liability of approximately $10,000,000. All retail service centers disposed of during the fiscal years ended June 30, 2000 and 1999 accounted for approximately 49.1% and 53.7% of the Company's sales volume for the fiscal year ended June 30, 2000 and 1999, respectively. At June 30, 1999, the carrying value of the retail centers disposed of was approximately 39% of the Company's total assets.

         On May 31, 2000 the Company successfully completed the partial tender offer to purchase and retire 60% of the Senior Notes and received consents from 100% of the holders of the outstanding Senior Notes not owned by the Company for the amendments. Under terms of the amendments, the Company was permitted to redeem the remaining $50,880,000 principal amount of the Senior Notes outstanding at $786 per $1,000 principal without any accrual of interest, or $40 million, by July 31, 2000. In order to obtain a portion of the funds necessary to pay the $40 million redemption amount, the Company intended to sell additional service centers.

         On July 31, 2000, the Company did not enter into a definitive agreement for the sale of certain of its assets, the proceeds of which were to be used in part to redeem the Senior Notes. Therefore, as of such date, the Company is in default with respect to the remaining $50,880,000 principal amount of its outstanding Senior Notes. As a consequence, the Company was prohibited from making the interest payment of $437,796 due July 31, 2000, after utilizing the 30 day grace period for the interest payment due on June 30, 2000, under the Company's 9% Subordinated Debentures due 2007 (the "Subordinated Debentures"). Accordingly, the Company is also in default with respect to the $9,729,000 principal amount of its outstanding Subordinated Debentures.

                            ALL STAR GAS CORPORATION
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 28, 2000                     By: /s/ Valeria Schall
      ------------------                     -----------------------------------
                                                   VALERIA SCHALL
                                                   EXECUTIVE VICE PRESIDENT



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INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

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